UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 21, 2012

Commission File Number: 001-34423

CDC Software Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9 No. 5 Science Park West Avenue Hong Kong Science Park Shatin, New Territories Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Extraordinary General Meeting of Shareholders

     An Extraordinary General Meeting (the “Meeting”) of Shareholders of CDC
Software Corporation (the “Company” or “CDC Software”) was duly held at ING
Tower, 308 Des Voeux Road, Central Hong Kong on Monday, March 12, 2012 at 2:00
p.m. (HKT).

     Shareholders representing approximately 91.28% of the voting share capital of the Company were present or represented at the Meeting, and the Meeting was presided over by Mr. Joseph Stutz, a member of the Board of Directors of the
Company (the “Board”).

     After a quorum was established, the shareholders considered the following resolutions at the Meeting:

  RESOLUTION                                                       RESULT

  1. THAT, the current directors of the Company be removed.        Not passed

  2. THAT, Dwight Mamanteo, Marcus A. Watson and Joseph D.         Passed
     Stutz be appointed directors of the Company.

  3. THAT, the Company desist in taking any steps to progress      Passed
     a sale Ross Systems, Inc. Tradebeam Inc. and/or any other
     part of the Company's business or assets to Marlin
     Management Company LLC or any other third party.

  4. THAT, the Company take all steps to cancel or unwind any      Passed
     contract or transaction entered into by the Company to
     sell Ross Systems, Inc.

     The Board is currently comprised of Messrs. Marcus A. Watson, Frank Au,
Dwight Mamanteo, Joseph D. Stutz and SJ Wong.

Update on CDC Corporation Chapter 11 Court Proceedings

  Proposed Sale of CDC Corporation’s Indirect Ownership of CDC Software

     As previously disclosed, on February 1, 2012, CDC Corporation (“CDC”) and
CDC Software International Corporation (“Software International”) entered into a
Share Purchase Agreement, as amended, (the “SPA”) with Archipelago Holdings (the
“Buyer”), an affiliate of Vista Equity Holdings, for the sale of CDC’s indirect share holdings in CDC Software.  The purchase price under the SPA for CDC’s share holdings of CDC Software is $10.50 per share, in cash, or approximately
$249,788,301.

     On March 12, 2012, CDC filed a Notice of No Submission of Timely Initial
Overbids to inform the parties in interest, that pursuant to the bid procedures previously approved by the United States Bankruptcy Court for the Northern
District of Georgia (“the Court”) the March 9, 2012 deadline for any party to submit an initial overbid for the purchase of CDC’s indirect shareholdings in
CDC Software passed without the receipt of an initial overbid.  Accordingly, the auction previously scheduled for March 16, 2012 was not held.  Instead, CDC requested that the Court approve the proposed SPA at the sale hearing scheduled for March 20, 2012.

     A copy of CDC’s Notice of No Submission of Timely Initial Overbids is
attached as Exhibit 99.1 hereto and incorporated herein by reference.

     On March 20, 2012, the Court issued a final and appealable order (the “Sale
Order”) which provides, among other things: (i) for the approval, in all respects, of the sale of CDC’s indirect interest in CDC Software, the terms and conditions of the SPA (including all schedules and exhibits affixed thereto and any supplements thereof), the bid by the Buyer contained therein, and the transactions contemplated thereby; and (ii) that the sale of CDC’s indirect interest in CDC Software and the consideration provided by the Buyer under the
SPA are fair and reasonable and shall be deemed for all purposes to constitute a transfer of reasonably equivalent value under Section 548 of the Bankruptcy Code and the Uniform Fraudulent Transfers Act.

     The Sale Order is appealable by a party in interest in the CDC Chapter 11 bankruptcy case for a period of 14 days, or until April 3, 2012.

     A copy of the Sale Order is attached as Exhibit 99.2 hereto and incorporated herein by reference.

  Motion to Approve Evolution Settlement

     On March 13, 2012, CDC reached and executed a settlement agreement
(“Settlement Agreement”) with Evolution CDC SPV Ltd., Evolution Master Fund
Ltd., SPC, Segregated Portfolio M, Evo China Fund and E1 Fund, Ltd.
(collectively, “Evolution”) relating to the previously disclosed judgment against CDC and in favor of Evolution in the amount of $65,356,061.41 plus post-judgment interest of 18% per annum (the “Evolution Judgment”), CDC’s appeal related thereto, and CDC’s affirmative claim against Evolution.

     On March 14, 2012, CDC filed with the Court a Motion for Order Under Rule
9019(a) of the Federal Rules of Bankruptcy Procedure Authorizing and Approving a
Settlement Agreement Resolving Disputes Between Debtor and Evolution Parties
(the “Settlement Motion”) seeking the Court’s approval of the Settlement
Agreement.  In general, the settlement provides as follows:

          A. CDC may pay and satisfy in full the Evolution Judgment by paying the settlement amount, which is the sum of $65,356,061.41 plus pre and post judgment interest at the rate $32,230.39 per day, less a discount of
$2,100,000.00, if payment is made to Evolution on or before October 31, 2012 or a discount of $100,000.00, if payment is made to Evolution after October 31,
2012 (the “Settlement Amount”);

          B. The settlement date shall be the day the Settlement Agreement is approved by the Court (the “Settlement Date”).  Effective upon the Settlement
Date, the Company on behalf of itself and its past and present officers, directors, principals, agents, representatives and subsidiaries releases, acquits, and forever discharges Evolution, Evolution Capital Management LLC,
Evolution Capital Management Asia Ltd. and Evolution Special Opportunities Fund
SPC, Segregated Portfolio A (collectively, the “Evolution Parties”) and others as described in the Settlement Agreement from acts of commission or omission of the Evolution Parties existing or occurring prior to the date of the Settlement
Agreement and which arise from, are related to, are based upon, or are connected with the Evolution Litigation or the Bankruptcy Case;

          C. The Evolution Parties covenant and agree not to institute any cause of action against the Estate, except that a proof of claim may be filed on the
Evolution Judgment;

          D. Evolution will have an allowed claim in the Bankruptcy Case in the
Settlement Amount for all purposes, including voting and payment; and

          E. Not later than 10 (ten) days after entry of an order approving the
Evolution Settlement, CDC will dismiss or cause to be dismissed with prejudice, the Appeal and its action against Evolution.

     A copy of the Settlement Motion is attached as Exhibit 99.3 hereto and incorporated herein by reference.  This matter is currently set to be heard by the Court on April 10, 2012.

Forward-looking Statements

     This Form 6-K includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These
forward-looking statements include statements regarding: (i) statements preceded by, followed by or that include the words "may," "could," "should," "would,"
"believe," "anticipate," "estimate," "expect," "intend," "plan," "projects,"
"outlook," or similar expressions; (ii) any course of action CDC may take in the future with respect to the bankruptcy proceeding, including, without limitation, the potential outcome of the hearings before the Court regarding the procedures, timelines, and ultimate approval of the proposed sale of CDC’s indirect ownership of CDC Software and consideration of any other proposed Chapter 11 plans in the Court proceeding; (iii) statements relating to the ultimate approval or entry of a Court order approving the Settlement Agreement; and (v)
other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions, many of which are beyond the Company's control. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. Such risks include, among others, failure to receive Court approval for the sale of CDC’s indirect ownership of CDC Software, satisfaction of the closing conditions under the SPA, CDC’s ability to obtain approval of a plan of reorganization and emerge from bankruptcy protection. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, CDC's and the Company’s results could differ materially from the results expressed or implied by the forward-looking statements contained herein. All forward-looking statements included in this
Form 6-K are based upon information available to management as of the date of this Form 6-K, and you are cautioned not to place undue reliance on any forward looking statements, which speak only as of the date of this Form 6-K. The
Company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this Form 6-K.

Exhibit No.  Description of Exhibit

99.1         Notice of No Submission of Timely Initial Overbids

99.2         Order (I) Approving Sale of CDC Software Shares; and (II)
             Waiving 14-Day Stay Period set forth in Bankruptcy Rule 6004(h)

99.3         Motion for Order Under Rule 9019(a) of the Federal Rules of
             Bankruptcy Procedure Authorizing and Approving a Settlement
             Agreement Resolving Disputes Between Debtor and Evolution Parties

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: March 21, 2012	By:	Donald L. Novajosky
	Name:	Donald L. Novajosky
	Title:	General Counsel

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of No Submission of Timely Initial Overbids
99.2	Order (I) Approving Sale of CDC Software Shares; and (II) Waiving 14-Day Stay Period set forth in Bankruptcy Rule 6004(h)
99.3	Motion for Order Under Rule 9019(a) of the Federal Rules of Bankruptcy Procedure Authorizing and Approving a Settlement Agreement Resolving Disputes Between Debtor and Evolution Parties